Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-189020) and related Prospectus of Simon Worldwide, Inc. for the registration of up to 23,854,680 shares of its common stock and offering its existing shareholders subscription rights to purchase such shares, and to the incorporation by reference therein of our report dated March 29, 2013, with respect to the consolidated financial statements of Simon Worldwide, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

August 2, 2013